                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                                 ODWALLA, INC.
                       (Name of Subject Company (Issuer))

                             TCCC ACQUISITION CORP.
                                      AND
                             THE COCA-COLA COMPANY
                                   (OFFERORS)
            (Names of Filing Persons (identifying status as offeror,
                           issuer or other person))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   676111107
                     (Cusip Number of Class of Securities)

                             THE COCA-COLA COMPANY
                                      AND
                             TCCC ACQUISITION CORP.
                           C/O THE COCA-COLA COMPANY
                              ONE COCA-COLA PLAZA
                             ATLANTA, GEORGIA 30313
             ATTENTION: CHIEF FINANCIAL OFFICER AND GENERAL COUNSEL
                            TELEPHONE: 404-676-2121
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   Copies To:

                            C. WILLIAM BAXLEY, ESQ.
                             ALANA L. GRIFFIN, ESQ.
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                           TELEPHONE: (404) 572-4600

                               NOVEMBER 20, 2001

                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                AMOUNT OF FILING FEE
              $199,191,108                            $39,839

* For the purpose of calculating the fee only, this amount assumes the purchase of 13,060,712 shares of Common Stock, no par value per share, of Odwalla at a purchase price of $15.25 per share. Such number includes all outstanding shares as of October 25, 2001, and assumes the exercise of all in-the-money stock options and warrants to purchase shares of Common Stock which are outstanding as of such date.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid: $39,839
                           Form or Registration No.: Schedule TO-C
                           Filing Party: TCCC Acquisition Corp. and
                           The Coca-Cola Company
                           Date Filed: October 30, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on November 6, 2001 by The Coca-Cola Company, a Delaware corporation ("TCCC"), and TCCC Acquisition Corp., a California corporation and a wholly owned subsidiary of TCCC (the "Offeror"). The Schedule TO relates to the offer by the Offeror to purchase all the outstanding shares of common stock, no par value (the "Shares"), of Odwalla, Inc., a California corporation ("Odwalla"), at a purchase price of $15.25 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the related offer to purchase dated November 6, 2001 (the "Offer to Purchase"), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Schedule TO.

ITEMS 1 THROUGH 9, 11 and 12

         Items 1 through 9, 11 and 12 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:


         1. The seventh paragraph in the section of the Offer to Purchase entitled "Acceptance for Payment and Payment for Shares" beginning on page 11 is hereby amended and restated in its entirety as follows:

                  "If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted for more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer."


         2. The first sentence of the first paragraph in the section of the Offer to Purchase entitled "Certain United States Federal Income Tax Consequences" beginning on page 16 is hereby amended and restated to read in its entirety as follows:

                           "The following is a summary of the material United
                  States federal income tax consequences of the Offer and the Merger to beneficial owners of Shares whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger."

         3. The second paragraph in the subsection of the Offer to Purchase entitled "Certain Information Concerning Odwalla - Odwalla Projections" beginning on page 22 is hereby amended by deleting the last sentence of such paragraph in its entirety.


         4. The first sentence of the third paragraph in the subsection of the Offer Purchase entitled "Certain Information Concerning Odwalla - Odwalla Projections" beginning on page 22 is hereby amended and restated to read in its entirety as follows:

                           "Certain matters discussed and statements made
                  herein may constitute forward looking statements."


         5. The first paragraph in the section of the Offer to Purchase entitled "Certain Conditions of the Offer" beginning on page 44 is hereby amended and restated to read in its entirety as follows:

                           "The following is a discussion of all of the
                  conditions to the Offer. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Offeror's rights to extend and/or amend the Offer at any time in its sole discretion prior to the Expiration Date or the termination of the Offer (subject to the provisions of the Merger Agreement), the Offeror's obligations under the Merger Agreement pursuant to the Offer shall be subject to the following conditions, and if such conditions are not satisfied, the Offeror may delay the acceptance for payment of or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for:"


         6. The last paragraph in the section of the Offer to Purchase entitled "Certain Conditions of the Offer" beginning on page 44 is hereby amended and restated to read in its entirety as follows:

                           "The foregoing conditions are for the sole benefit
                  of TCCC and the Offeror and may be asserted or waived by TCCC or the Offeror, regardless of the circumstances giving rise to any such condition (including any action or omission by TCCC or the Offeror), in whole or in part and from time to time in their sole discretion at any time prior to the Expiration Date or the termination of the Offer. All of the foregoing conditions, other than those involving receipt of necessary governmental approvals, will be asserted, satisfied or waived on or before the Expiration Date. The failure by TCCC or the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to any particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time on or prior to the Expiration Date or the termination of the Offer."


         7. The section of the Offer to Purchase entitled "Certain Legal Matters and Regulatory Approvals" beginning on page 46 is hereby amended and supplemented by adding the following paragraph as a new sixth paragraph:

                           "On November 19, 2001, the 15-day waiting period
                  applicable to the Offer under the HSR Act expired. The early termination or expiration of the waiting period under the HSR Act was a condition to the Offer, and such condition has now been satisfied."


         8. Item 12 of the Schedule TO is hereby amended and supplemented to add:

                  "(a)(11) Press Release issued by The Coca-Cola Company on
                           November 20, 2001."

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                           THE COCA-COLA COMPANY


                           By: /s/ David M. Taggart
                              -------------------------------------------------
                              Name: David M. Taggart
                                   --------------------------------------------
                              Title: Vice President and Treasurer
                                    -------------------------------------------


                           TCCC ACQUISITION CORP.


                           By: /s/ Paul Etchells
                              -------------------------------------------------
                              Name: Paul Etchells
                                   --------------------------------------------
                              Title: President
                                    -------------------------------------------


Date: November 20, 2001

                                 EXHIBIT INDEX

EXHIBIT
                                              DESCRIPTION
 NO.
 *(a)(1)        Offer to Purchase dated November 6, 2001.
 *(a)(2)        Form of Letter of Transmittal.
 *(a)(3)        Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees.
 *(a)(4)        Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees.
 *(a)(5)        Form of Notice of Guaranteed Delivery.
 *(a)(6)        Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.
 *(a)(7)        Instructions for Form W-8BEN.
 *(a)(8)        Summary Advertisement as published on November 6, 2001.
 *(a)(9)        Press Release jointly issued by Odwalla and TCCC on October 30, 2001.
 *(a)(10)       Press Release issued by TCCC on November 6, 2001.
  (a)(11)       Press Release issued by TCCC on November 20, 2001.
 *(d)(1)        Agreement and Plan of Merger, dated October 29, 2001, by and among The Coca-Cola Company, Perry
                Phillip Corp. and Odwalla, Inc. (Incorporated by reference from Appendix A to the Offer to
                Purchase filed as Exhibit (a)(1) hereto.)
 *(d)(2)        Form of Tender Agreement with voting agreement, dated October 29, 2001, by and among the Tendering
                Shareholders, The Coca-Cola Company and Perry Phillip Corp. (Incorporated by reference from Appendix B to the
                Offer to Purchase filed as Exhibit (a)(1) hereto.)
 *(d)(3)        Form of Tender Agreement without voting agreement, dated October 29, 2001, by and among the Tendering
                Shareholders, The Coca-Cola Company and Perry Phillip Corp. (Incorporated by reference from Appendix C to the
                Offer to Purchase filed as Exhibit (a)(1) hereto.)
 *(d)(4)        Stock Option Agreement dated as of October 29, 2001, by and among Odwalla, Inc., The Coca-Cola Company and Perry
                Phillip Corp. (Incorporated by reference from Appendix D to the Offer to Purchase filed as Exhibit (a)(1) hereto.)
 *(d)(5)        Employment Agreement, made October 29, 2001 by and between Odwalla, Inc. and D. Stephen C. Williamson.

---------
*        Previously filed